Silver Portal Capital, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash	$	98,120
Receivables-other		181,667
Prepaid expenses		3,250
Deposit		10,000
Total assets	$	293,037

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	63,159
Liabilities subordinadted to the claims of general creditors		1,311,635
Total liabilities		1,374,794

Members' equity

Members' equity		(1,081,757)
Total members' equity		(1,081,757)
Total liabilities and members' equity	$	293,037

The accompanying notes are an integral part of these financial statements.